

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Daniel Kimes
Chief Executive Officer
ROC Energy Acquisition Corp.
16400 Dallas Parkway
Dallas, TX 75248

   Re: ROC Energy Acquisition Corp.
     Form 10-K for the year ended December 31, 2021
     Filed March 24, 2022
     File No. 001-41103

Dear Daniel Kimes:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Lijia Sanchez